PLx Pharma Inc.
9 Fishers Lane, Ste. E
Sparta, New Jersey 07871

July 6, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alan Campbell

Re:	PLx Pharma Inc. Registration Statement on Form S-3 Filed June 30, 2020 File No. 333-239547

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to July 8, 2020 at 4:00 p.m., New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Robert H. Friedman of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2220 and that such effectiveness also be confirmed in writing.

Very truly yours,

PLx Pharma Inc.

By:	/s/ Rita O’Connor
Rita O’Connor
Chief Financial Officer